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                                                                 EXHIBIT 4.4(e)

                              [NORWEST LETTERHEAD]


March 27, 1997

Michael L. Hartzmark, President
Cragar Industries, Inc.
4636 North 43rd Avenue
Phoenix, Arizona 85031

Dear Mr. Hartzmark:

According to Section 6.14 of the Credit and Security Agreement dated April 14, 1995 (the "Agreement") by and between Cragar Industries, Inc. (the "Borrower" or "Cragar"), and Norwest Business Credit, Inc. (the "Lender" or "NBCI"), the Borrower will as of December 31, 1996, for the preceding fiscal quarter, achieve a cumulative Net Loss of not more than $250,000.00. Cragar has represented and warranted to NBCI that it has failed to remain within the maximum Net Loss amount as outlined in Section 6.14 of the Agreement. Furthermore, Cragar has stated that its Net Loss for the quarter ended December 31, 1996 totaled approximately [$1,064,000]. This result constitutes an Event of Default pursuant to Section 8.1 of the Agreement.

As an accommodation to Cragar, NBCI agrees to waive the Net Income covenant default (Section 6.14) for the period ended December 31, 1996. This letter should be considered a waiver of the Net Income default and is applicable only to the Net Income covenant for the period ending December 31, 1996 and not to any other existing or future defaults of any kind. NBCI reserves any and all rights and remedies allowed it under the Agreement.

In consideration of this waiver, Cragar agrees to pay to NBCI a waiver fee in the amount of $2,500. This amount will be charged to your loan account on April 1, 1997.

If you have any questions regarding this matter, please contact me at 248-2479.

Sincerely,


/s/ Scott O. Schryver
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Scott O. Schryver
Vice President